UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 20, 2009

Commission File Number: 333-119497

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL SIGNS A LONG-TERM AGREEMENT FOR COAL SUPPLY TO SOUTH KOREA

Moscow, Russia – February 20, 2009 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, announces that it has signed a long-term agreement with Hyundai Steel, Korea, to supply coking coal.
The agreement was signed within a visit to South Korea of the Russian delegation headed by the Russian Federation Vice-Premier Igor Sechin, in which Mechel OAO
Chief Executive Officer Igor Zyuzin also participated.
Pursuant to the agreement, the arrangement was reached for Mechel to deliver K-9 grade coking coal mined from Neryungri open pit to Hyundai Steel for five years beginning on April 1, 2010. The planned delivery volume ranges between 100,000 to 300,000 tonnes of coal annually.
The export coal deliveries to South Korea will be performed by Mechel Mining
OAO’s subsidiary, Yakutugol OAO.
“South Korean-based companies, including Hyundai Steel, are traditionally consumers of Yakutian coking coals. The long-term agreement for the delivery of
K-9 grade coking coals will enable Mechel to ensure more sustainable utilization of Yakutugol’s production capacity and to ensure sales as part of the output from the Elga deposit in the long-term,” Mechel OAO Senior Vice President
Vladimir Polin commented.

***
Mechel OAO
Ilya Zhitomirsky
Phone: + 7 495 221 88 88
ilya.zhitomirsky@mechel.com
***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: February 20, 2009	By:	Igor Zyuzin
	Name:	Igor Zyuzin
	Title:	CEO